May 20, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:    Christie Wong, Staff Accountant

           Emily Drazan, Staff Attorney

           Paul Fischer, Staff Attorney

Re:      TheDirectory.com, Inc. (formally known as Elysium Internet, Inc.)
           Amendment No.3 to Registration Statement on Form 10-12G
           Filed April 30, 2014, Amendment No.4 to Registration Statement on Form 10-12G
           Filed May 6, 2014

           File No. 000-31431

Dear Ms. Wong, Ms. Drazan, and Mr. Fischer:

I am Chief Executive Officer for the TheDirectory.com, Inc. (the “Company”). Set forth below is the Company’s response to comments received from the staff of the Securities and Exchange Commission (the “staff”) in their letter dated May 19, 2014. The numbering of the response corresponds to the numbering of the comment in the letter from the staff.

General

Comment 1:     We note in your response to comment 2 you indicate that “the acquired technology based asset is a set of customer designed PHP and database source code developed to operate and power directory……and add layers of functionality as they are needed.” Because the described asset is technology based and therefore subject to obsolescence, we believe it has a finite useful life and should be amortized pursuant to the guidance in ASC 350 30-35-3e. Please revise your accounting policy accordingly.

Response 1:     Pursuant to our phone call on Monday May 19th, the Company agrees that in its next quarterly form 10Q filing for the quarter ending May 31, 2014, the Company will revise its accounting language and financial statements to begin amortizing its acquired technology based asset pursuant to the guidance in ASC 350-30-35-3e.

If you have further questions or comments, please feel free to contact me.  I am happy to cooperate in any way I can.

Regards,

/s/ Scott Gallagher

Scott Gallagher

Chief Executive Officer